LEAD INVESTOR



Jeff Pulver

I have known Jacob for more than 25 years and he is a tech innovator who I believe in. There are not a lot of people whom I have known in the timeframe whom I share this experience with. I have personally seen Jacob take a startup and bring it to an IPO. Jacob has an ability to see opportunities before they become trends. I am in alignment in the vision for Vinsent and Jacob is bringing positive disruption into a global market space. I am grateful for the opportunity to see Vinsent grow and succeed.

Invested $1,000 this round & $25,000 previously

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